Mail Stop 4561

October 9, 2009

Maria C. Maz
Chief Executive Officer
Waste to Energy Group, Inc.
2829 Bird Avenue, Suite 12
Miami, FL 33133

> **Re:** **Waste to Energy Group, Inc.**
> **Item 4.01 Form 8-K & Item 4.01 Form 8-K/A**
> **Filed September 24, 2009 and October 9, 2009, respectively**
> **File No. 000-53489**

Dear Ms. Maz:

We have reviewed your response letter dated October 9, 2009 and the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 28, 2009.

Item 4.01 Form 8-K/A Filed October 9, 2009

1.	We note from your response to prior comment 1 that only the fourth quarter of fiscal 2008 was impacted by the errors noted in the Company's Item 4.02 Form 8-K. Please tell us the nature of <u>each</u> of the errors. In this regard, provide a breakdown of the adjustments to each line item that was impacted these errors and describe the cause of such errors. Also, tell us how you determined that these errors did not impact previously reported periods.

2.	We note that the Company's May 31, 2009 Form 10-K included restated financial statements at and for the year ended May 31, 2008. Tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06. Also, tell us how you considered including footnote disclosures regarding this restatement pursuant to ASC 250-10-50-7 through ASC 250-10-50-10.

3.	We note from your response to prior comments 2 and 3 that the Company intends to file an amended Form 10-K for May 31, 2008 on or before October 15, 2009.

Please note that the Staff will continue to monitor this issue and may have further comments when the Form 10-K/A is filed.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Kathleen Collins at (202) 942-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Ruairidh Campbell, Esq.
        Orsa & Company
        (512) 462-3328